Registration Statement No. 333-264388

Filed Pursuant to Rule 424(b)(3)

Prospectus Addendum, dated May 26, 2022 to Product Supplements and Prospectus Supplements of Various Dates, and the Prospectus Dated May 26, 2022

Exchange Traded Notes, Each Linked to a Different Equity Index

This prospectus addendum relates to several issuances of outstanding exchange traded notes that Bank of Montreal has issued. We will use this prospectus addendum and the applicable prospectus supplement, dated as of various dates, in connection with the continuous offering of these notes. These notes were initially registered, and all or a portion of them were initially offered and sold, under registration statements that we previously filed. When we initially registered each of these notes, we prepared a prospectus supplement, each referred to as the “original prospectus supplement” relating to the applicable notes, and in some cases, a product supplement (each referred to as the “original product supplement”). The applicable original prospectus supplement (and product supplement, if applicable) is accompanied by a “base” prospectus.

We have prepared a new “base” prospectus dated May 26, 2022. This new base prospectus replaces the applicable previous base prospectus relating to each of the notes. Because the terms of each series of notes otherwise have remained the same, we are continuing to use the original prospectus supplement (and if applicable, the original product supplement). Accordingly, you should read the original prospectus supplement (and any applicable product supplement) for the applicable notes, together with the new base prospectus. When you read these documents, please note that all references in the original prospectus supplement or product supplement to the base prospectus dated as of a date prior to May 26, 2022 or to any sections of the prior base prospectus, should refer instead to the new base prospectus, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website link in the original pricing supplement to the applicable base prospectus dated as of a date prior to May 26, 2022, you should use the following website link to access the new base prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522159843/d347465df3a.htm. In addition, please disregard the table of contents for the base prospectus dated as of a date prior to May 26, 2022 that is provided in the original prospectus supplement, or original pricing supplement and product supplement, for your notes. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

This pricing supplement addendum relates to the following notes:

Name of Notes	Trading Symbol	Name of Notes	Trading Symbol
MicroSectors™ FANG+™ Index 3X Leveraged ETN	FNGU	MicroSectorsTM FANG & Innovation 3X Leveraged ETNs	BULZ
MicroSectors™ FANG+™ Index 2X Leveraged ETN	FNGO	MicroSectorsTM FANG & Innovation - 3X Inverse Leveraged ETNs	BERZ
MicroSectors™ FANG+™ ETN	FNGS	MicroSectors™ Oil & Gas Exploration & Production 3X Leveraged ETNs	OILU
MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETN	FNGD	MicroSectors™ Oil & Gas Exploration & Production -3x Inverse Leveraged ETN	OILD
MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN	BNKU	MicroSectors™ Gold Miners 3X Leveraged ETNs	GDXU
MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN	BNKD	MicroSectors™ Gold Miners -3X Inverse Leveraged ETNs	GDXD
MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN	NRGU
MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETN	NRGD

BMO Capital Markets

Supplement to the Plan of Distribution

We may use this pricing supplement addendum in the initial sale of each of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement addendum relating to the notes in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement addendum is being used by BMOCM in a market-making transaction.

Each of BMOCM and any other broker-dealer offering the notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “EU Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Each of BMOCM and any other broker-dealer offering the notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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